Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Recommendation for board of directors and corporate assembly of StatoilHydro

The election committees of Statoil (OSE:STL, NYSE:STO) and Hydro (OSE:NHY, NYSE:NHY) have presented today their recommendation regarding the board of directors, corporate assembly and election committee of StatoilHydro, which will be established through the planned merger between Statoil and Hydro’s oil and gas activities.

Eivind Reiten, Hydro’s president and chief executive officer, has been recommended as chair of the board of the merged company, in accordance with the merger agreement between the boards of Statoil and Hydro.

Statoil’s election committee has recommended Marit Arnstad as deputy chair, and Grace Reksten Skaugen, Kjell Bjørndalen and Roy Franklin as board members of StatoilHydro. Marit Arnstad and Grace Reksten Skaugen are members of Statoil’s board.

Hydro’s election committee has recommended Elisabeth Grieg and Kurt Anker Nielsen as board members. Both are members of Hydro’s board.

In addition, three members of the StatoilHydro board will be elected by and among the employees.

Election of the board will be made by Statoil’s present corporate assembly after the companies’ extraordinary general meetings have discussed the merger, and on the condition that the merger proposal receives approval. The extraordinary general meetings are expected to be held in late June/early July.

“The election committees of the two companies have coordinated their work and the recommendation for the board of directors, corporate assembly and election committee is based on an overall assessment of StatoilHydro’s needs for competence, continuity and renewal,” say Anne Kathrine Slungård and Svein Steen Thomassen, leaders of the election committees of Statoil and Hydro, respectively.

“We have emphasised experience from international business and from the oil and gas industry, as well as understanding of the significance of long-term, industrial development and social responsibility. The recommended composition of the governing bodies meets these considerations in a good and balanced way.”

For the corporate assembly of StatoilHydro, Statoil’s election committee has recommended the following members:

Olaug Svarva (49), managing director of Norwegian National Insurance Fund (leader).

Erlend Grimstad (39), executive vice president of Umoe AS.

Greger Mannsverk (46), managing director of Kimek AS.

Steinar Olsen (57), chair of MI Norge AS.

Benedicte Berg Schilbred (60), working chair of Odd Berg Gruppen, Tromsø.

Ingvald Strømmen (56), professor at the Norwegian University of Science and Technology (NTNU).

Inger Østensjø (52), chief officer, Stavanger local authority.

Deputy members:

1. Oddbjørg Ausdal Starrfelt (58), senior adviser for Mercuri Urval.

3. Hege Sjo (38), manager, European engagements, Hermes Investment Management Ltd.

Hydro’s election committee has recommended the following members for the corporate assembly of StatoilHydro:

Idar Kreutzer (44), chief executive of Storebrand, (deputy leader).

Rune Bjerke (46), chief executive of DnB NOR.

Gro Brækken (54), chief executive, Save the Children Norway.

Benedicte Schilbred Fasmer (40), director for capital markets, Sparebanken Vest.

Kåre Rommetveit (61), director, University of Bergen.

Deputy members:

2. Anne-Margrethe Firing (52), senior vice president, Nordea Bank Norge.

4. Shahzad Rana (39), chair of board, Questpoint.

In addition, six members of the corporate assembly will be elected by and among the employees.

The following are recommended as members of StatoilHydro’s election committee:

Olaug Svarva, managing director, Norwegian National Insurance Fund (leader).

Benedicte Schilbred Fasmer, director for capital markets, Sparebanken Vest .

Tom Rathke (50), managing director, Vital Forsikring and executive vice president, DnB NOR.

Bjørn Ståle Haavik (44), director general, Ministry of Petroleum and Energy.

The corporate assembly and election committee will be elected by the extraordinary general meeting of Statoil, which is expected to be held in late June/early July.

For more detailed information see: www.statoil.com

Contact:

Anne Kathrine Slungård, leader of Statoil's election committee, tel +47 48 24 88 75.

Disclaimer:

This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States.